Exhibit 5.2

March 31, 2017

Kinross Gold Corporation
25 York Street
17th Floor
Toronto, Ontario
Canada M5J 2V5

Ladies and Gentlemen:

Registration Statement on Form S-8 — Restricted Share Plan

We have acted as Canadian counsel to Kinross Gold Corporation, a corporation governed under the Ontario Business Corporations Act (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company today with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, with respect to an increased number of common shares of the Company (the “Common Shares”) and the associated share purchase rights (the “Share Purchase Rights”) under the Company’s Shareholder Rights Plan Agreement dated as of February 26, 2009 between the Company and Computershare Investor Services Inc., as Rights Agent (the “Shareholder Rights Plan Agreement”) that may be delivered pursuant to the Kinross Gold Corporation Restricted Share Plan adopted on February 15, 2001, as such plan was amended, including most recently on May 8, 2014 (as amended, the “Plan”).

We have examined copies of the Plan, the Shareholder Rights Plan Agreement and certain resolutions adopted by the Board of Directors of the Company. We have also advised the Company in connection with the preparation of the Shareholder Rights Plan Agreement, and have examined such statutes, corporate and other records, agreements, documents or other instruments and have made such other investigations as we have considered necessary to enable us to express the opinions set forth in this opinion letter.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

On the basis of the foregoing, we are of the opinion that upon delivery of the Common Shares in accordance with the terms of the Plan, and upon receipt by the Company of the consideration for the Common Shares determined in accordance with the terms of the Plan, the Common Shares will be validly issued and outstanding as fully paid and non-assessable shares of the Company and the Share Purchase Rights will be validly issued.

In rendering our opinion regarding the Share Purchase Rights, we have assumed that the Board of Directors of the Company has acted and will act in accordance with its fiduciary duties with respect to the authorization, execution, delivery and administration of the Shareholder Rights Plan

Agreement and the issuance of the Share Purchase Rights. Our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Share Purchase Rights at some future time.  Further, our opinion addresses the Shareholder Rights Plan Agreement and the Share Purchase Rights in their entirety and not any particular provision of them, and it is not settled whether the invalidity of any particular provision would invalidate the Share Purchase Rights in their entirety.

We express no opinion herein as to any laws or any matters governed by any laws other than the laws of the Province of Ontario, Canada.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP